AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 17, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
(PURSUANT TO SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934)

INVESCO SENIOR INCOME TRUST
(Name of Subject Company (Issuer))

INVESCO SENIOR INCOME TRUST
(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, $0.01 PAR VALUE
(Title of Class of Securities)

46131H107
(CUSIP Number of Class of Securities)

Jeffrey H. Kupor, Esq.
11 Greenway Plaza,
Suite 1000,
Houston, TX 77046-1173
(404) 439-3463
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person(s))

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
None

This filing relates solely to preliminary communications made before the commencement of a tender offer.

* Set forth the amount on which the filing fee is calculated and state how it was determined.

/  / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: __________________________________________________
Form or Registration No.: _________________________________________________
Filing Party: ____________________________________________________________
Date Filed: _____________________________________________________________

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     /  / third-party tender offer subject to Rule 14d-1.

     /X/ issuer tender offer subject to Rule 13e-4.

     /  / going-private transaction subject to Rule 13e-3.

     /  / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /  /

If applicable, check the appropriate box(es) to designate the appropriate provision(s) being relied upon:

     /  / Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

     /  / Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Press Release For Immediate Release

Invesco Advisers Announces Plan for Tender Offers for Invesco Dynamic Credit Opportunities Fund, Invesco High Income Trust II
 and Invesco Senior Income Trust

Media Relations Contact: Jeaneen Terrio; 212.278.9205; Jeaneen.Terrio@invesco.com

ATLANTA, June 14, 2019 – Invesco Advisers, Inc., a subsidiary of Invesco Ltd. (NYSE: IVZ), announced today plans for tender offers for Invesco Dynamic Credit Opportunities Fund (NYSE: VTA), Invesco High Income Trust II (NYSE: VLT) and Invesco Senior Income Trust (NYSE: VVR) (each, a “Fund” and collectively, the “Funds”).

Invesco Dynamic Credit Opportunities Fund’s Board of Trustees has approved the commencement (subject to certain conditions) prior to January 1, 2020, of a cash tender offer for up to 15% of the Fund’s outstanding common shares of beneficial interest at a price per share equal to 98.5% of the Fund’s net asset value (“NAV”) per share.

Invesco High Income Trust II’s Board of Trustees has approved the commencement (subject to certain conditions) prior to January 1, 2020, of a cash tender offer for up to 20% of the Fund’s outstanding common shares of beneficial interest at a price per share equal to 98.5% of the Fund’s NAV per share.

Invesco Senior Income Trust’s Board of Trustees has approved the commencement (subject to certain conditions) prior to January 1, 2020, of a cash tender offer for up to 15% of the Fund’s outstanding common shares of beneficial interest at a price per share equal to 98.5% of the Fund’s NAV per share.

Each Fund will repurchase shares tendered and accepted in the respective tender offer in exchange for cash.  In the event any tender offer is oversubscribed, shares will be repurchased on a pro rata basis.  The commencement of the tender offers is pursuant to agreements between each Fund and Saba Capital Management, L.P. (“Saba”) and certain associated parties. Pursuant to the agreements, Saba has agreed to be bound by certain standstill covenants.

The Funds have been advised that Saba will file copies of the agreements with the U.S. Securities and Exchange Commission (“SEC”) as exhibits to its Schedule 13D.
TENDER OFFER STATEMENT
The above statements are not intended to constitute an offer to participate in the tender offers. Information about the tender offers, including their commencement, will be announced via future press releases. Shareholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The tender offers will be made only by an offer to purchase, a related letter of transmittal, and other documents to be filed with the SEC. Shareholders of the Funds should read the respective offer to purchase and tender offer statement and related exhibits when those documents are filed and become available, as they will contain important information about the tender offers. These and other filed documents will be available to investors for free both at the website of the SEC and from the Funds.
_____________________________________

For more information, call 1-800-341-2929.

About Invesco Ltd.
Invesco is an independent investment management firm dedicated to delivering an investment experience that helps people get more out of life. NYSE: IVZ; www.invesco.com.

Invesco Distributors, Inc. is the U.S. distributor for Invesco Ltd.’s retail products. Invesco Advisers, Inc. is an investment adviser; it provides investment advisory services to individual and institutional clients and does not sell securities.  Each entity is a wholly owned, indirect subsidiary of Invesco Ltd.

Note: There is no assurance that a closed-end fund will achieve its investment objective. Common shares are bought on the secondary market and may trade at a discount or premium to NAV. Regular brokerage commissions apply.
NOT FDIC INSURED  l  MAY LOSE VALUE  l  NO BANK GUARANTEE

—Invesco—
Invesco
1555 Peachtree Street, N.E.
Atlanta, GA 30309

www.invesco.com

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